Exhibit 2.3

Agreed Form

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of June 27, 2022 (this “Agreement”), is entered into by and between Ipsen Pharma SAS, a French société par actions simplifiée (“Parent”), and [•]1, as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Hibernia Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and Epizyme, Inc., a Delaware corporation (including in its capacity as the surviving corporation in the Merger, the “Company”), have entered into an Agreement and Plan of Merger dated as of June 27, 2022 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, (a) Purchaser will make a cash tender offer (the “Offer”) to acquire all of the outstanding shares of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with the Merger Agreement) for the Offer Price, which includes one contingent value right per share of Company Common Stock, and (b) as soon as practicable following the consummation of the Offer, Purchaser will, in accordance with Section 251(h) of the DGCL, merge with and into the Company, with the Company continuing as the surviving corporation of such merger (the “Merger”) and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled in accordance with the Merger Agreement and Dissenting Shares) being converted in the Merger into the right to receive the Offer Price, which includes one contingent value right as described herein; and

WHEREAS, the Rights Agent is willing to act in connection with the issuance, transfer, exchange and payment of such contingent value rights as provided herein.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein, Parent and the Rights Agent hereby agree as follows:

1. DEFINITIONS

1.1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Accounting Standards” means IFRS as applied by Parent consistently across its businesses.

“Acting Holders” means, at the time of determination, Holders of at least 30% of the outstanding CVRs as set forth on the CVR Register.

“Calendar Quarter” means each period of three consecutive months commencing on January 1, April 1, July 1 and October 1 of each calendar year.

“Change of Control” means (i) a sale or other disposition of all or a majority of the assets of either Parent or the Company on a consolidated basis (other than to any direct or indirect wholly owned subsidiary of Parent), (ii) a merger, consolidation or similar transaction involving either Parent or the Company in which Parent or the Company, respectively, is not the surviving entity, and (iii) any other transaction involving the Company in which the Company is the surviving entity but in which the stockholders of the Company immediately prior to such transaction own less than fifty percent (50%) of the Company’s voting power immediately after the transaction.

[1]	Note to Draft: Rights Agent to be determined in accordance with the Merger Agreement.

“Commercially Reasonable Efforts” means those commercially reasonable efforts that are at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent would devote to a product of similar commercial potential and at a similar stage of development or product lifecycle, taking into account all relevant factors at the time such efforts are expended, which may include, its safety, tolerability, and efficacy, its proprietary position and profitability (including pricing and reimbursement status, but excluding the obligation to pay the Milestone Amounts under this Agreement), projected costs to develop such product, the competitiveness of alternative third-party products, the patent and other proprietary position of such product, anticipated or actual market conditions and economic return potential and the regulatory environment, geographic market, and other relevant technical, commercial, legal, scientific and/or medical factors.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVRs” means the rights of Holders to receive contingent payments of cash pursuant to the Merger Agreement and this Agreement.

“DTC” means The Depository Trust Company or any successor entity thereto.

“Equity Award Holder” means the Holders of CVRs granted with respect to Company Options and Company RSUs.

“Event of Default” has the meaning set forth in Section 6.1(a).

“FDA Approval Milestone” means the first achievement of regulatory approval by the FDA (including, for the avoidance of doubt, accelerated approval), on or prior to January 1, 2028, necessary for the commercial marketing and sale of tazemetostat in the United States as a second line treatment for relapsed or refractory follicular lymphoma in combination with lenalidomide and rituximab; provided, that the existing accelerated approvals of tazemetostat monotherapy, even if they become full monotherapy approvals, will not satisfy the foregoing requirements for the FDA Approval Milestone. For purposes of this definition, any regulatory approval by the FDA for the commercial marketing and sale of tazemetostat that allows for second line treatment in follicular lymphoma in combination with one or more products that contain lenalidomide and rituximab (including a generic or biosimilar thereof) shall be included, regardless of the precise language used in the FDA approval or full prescribing information. For illustrative purposes only, this language may include “previously treated follicular lymphoma” instead of “relapsed or refractory follicular lymphoma” or “second line follicular lymphoma.”

“FDA Approval Milestone Amount” means, with respect to the achievement of the FDA Approval Milestone, a one-time payment of $0.70 per CVR.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“IFRS” means International Financial Reporting Standards as issued by the IASB and applicable as of the relevant time.

“Licensee” means any non-Affiliate third party granted (a) a license by Parent or its Affiliates under the Company IP to make, have made, use, sell, offer for sale, or import tazemetostat, or (b) a right to distribute tazemetostat, but shall exclude any (i) third party distributor of tazemetostat that has no royalty or other payment obligations to any Parent or any of its Affiliates that are calculated based on amounts invoiced or received by such third party for sales of tazemetostat and (ii) third party distributor of tazemetostat that (x) does not take title to tazemetostat, (y) does not invoice tazemetostat sales to third party customers and (z) is responsible only for inventory management and distribution with respect tazemetostat on behalf of Parent or its Affiliates. For the avoidance of doubt, a distributor that agrees to engage in material commercialization activities with respect to tazemetostat in exchange for discounts that are not made generally available to other distributors shall be deemed to be a Licensee.

“Milestone” means each of the FDA Approval Milestone and the Net Sales Milestone.

“Milestone Amount” means each of the FDA Approval Milestone Amount and the Net Sales Milestone Amount.

“Milestone Non-Achievement Certificate” has the meaning set forth in Section 2.4(d).

“Milestone Notice” has the meaning set forth in Section 2.4(a)

“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“Net Sales” means the gross amount invoiced by Parent, any of its Affiliates (including the Company) or any of its or their Licensees (each, a “Selling Party”) to a third party (that is not a Selling Party) for any sales of tazemetostat worldwide (except in, with respect to, or for sale in Japan, the People’s Republic of China, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), less the following deductions as calculated in accordance with the Accounting Standards:

(i) customary trade, cash and quantity discounts;

(ii) customary wholesaler allowances and inventory management fees, which inventory management fees shall not exceed the percentages permitted under applicable Law in the United States (or if lower, in the country where such fees are being charged);

(iii) rebates, credits, chargeback or allowances given by reason of rejections, returns, damaged or defective product or recalls or on account of retroactive price reductions;

(iv) government-mandated rebates, credits and adjustments paid or deducted;

(v) price adjustments, allowances, credits, chargeback payments, discounts, rebates, free of charge concessions, fees and reimbursements granted or made to managed care organizations, group purchasing organizations or other buying groups, pharmacy benefit management companies, health maintenance organizations and any other providers of health insurance coverage, health care organizations or other health care institutions (including hospitals), health care administrators, patient assistance or other similar programs, or to federal state/provincial, local and other governments, including their agencies;

(vi) freight, shipping, insurance and other transportation expenses, including handling and insurance, to the extent borne by the applicable Selling Party without reimbursement from any third party;

(vii) amounts written off as uncollectable debt; provided, that the amount of any uncollectable debt deducted pursuant to this exception and actually collected in a subsequent Calendar Quarter shall be included in Net Sales for such subsequent Calendar Quarter; and

(viii) sales, value-added and excise taxes, tariffs and duties, and other taxes and government charges to the extent related to the sale, delivery or use of tazemetostat (but not including taxes assessed against the net income derived from such sale).

Furthermore, Net Sales shall not include use of, disposition of, or sale at or below the direct manufacturing cost of tazemetostat by Parent, its Affiliates (including the Company) and/or its or their Licensees for non-clinical or clinical studies, patient-assistance programs or charitable donations.

Resales or sales of tazemetostat made in good faith between or among any Selling Party shall not be included in the calculation of Net Sales but the first, and only the first, subsequent arm’s-length resale or sale by a Selling Party to a non-Affiliate third party (other than a Selling Party) shall be included in the computation of Net Sales.

Any Net Sales that are calculated in a currency other than Dollars shall be translated into Dollars by taking the aggregate Net Sales in that currency for the applicable Calendar Quarter and converting at the average of the daily exchange rates for such currency into Dollars published in the Wall Street Journal for such Calendar Quarter.

If tazemetostat is sold as part of a Combination Product (as defined below) in any country included in the Net Sales calculation, Net Sales for such country for any period will be the product of (i) Net Sales of the Combination Product calculated as above in such country for such period (i.e., calculated as for a non-Combination Product) and (ii) the fraction (A/(A+B)), where:

“A” is the average wholesale acquisition cost in such country of the tazemetostat as the sole therapeutically active ingredient during such period; and

“B” is the average wholesale acquisition cost in such country of the other therapeutically active ingredients contained in the Combination Product when sold separately during such period.

If “A” or “B” cannot be determined by reference to non-Combination Product sales as described above, then Net Sales for purposes of determining Net Sales will be calculated as above, but the average wholesale acquisition cost in the above equation shall be determined based on the relative fair market value of each therapeutically active ingredient in the Combination Product. “Combination Product” means a pharmaceutical product that contains one or more additional active ingredients (whether coformulated or copackaged) other than tazemetostat. Pharmaceutical dosage form vehicles, generic or biosimilar compounds in addition to tazemetostat, adjuvants and excipients shall be deemed not to be “active ingredients”. If a Combination Product contains tazemetostat or other active ingredients in dosage units other than those in which such components are sold separately, the wholesale acquisition cost of such components for purposes of the above calculations shall be adjusted based on such variation in dosage units.

“Net Sales Milestone” means the first achievement of Net Sales of at least $250,000,000 during any period of four consecutive Calendar Quarters ending on or prior to December 31, 2026.

“Net Sales Milestone Amount” means, with respect to the achievement of the Net Sales Milestone, a one-time payment of $0.30 per CVR.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (f) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (g) as provided in Section 2.8.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Share” means each share of Company Common Stock outstanding immediately prior to the Effective Time, except any (a) shares of Company Common Stock held by the Company (or held in the Company’s treasury), any Subsidiary of the Company, Parent, Purchaser or any other Subsidiary of Parent as of immediately prior to the Effective Time or (b) Dissenting Shares.

1.2. Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific law or to any provision of any law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; (j) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive; and (k) wherever used or referenced in this Agreement, the word “tazemetostat” shall mean and include TAZVERIK and any other brand name for a pharmaceutical product in which tazemetostat is the sole therapeutically active ingredient. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

2. CONTINGENT VALUE RIGHTS

2.1. CVRs. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

2.2. Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer, and, in the case of a Permitted Transfer, only in accordance with Section 2.3(c) hereof and in compliance with applicable United States federal and state securities laws and the terms and conditions hereto. Any such sale, assignment, transfer, pledge, encumbrance or disposal of CVRs, in whole or in part, in violation of this Section 2.2, shall be null and void and of no effect.

2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of identifying the Holders and registering CVRs and transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish such payment to any former street name holders of the Shares by sending such payments to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. Upon request of any Holder and at its sole cost, the Rights Agent will make available to such Holder a list of the other Holders, the number of CVRs held by such Holder and the contact information maintained by the Rights Agent with respect to each Holder.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its written guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify the Parent of the same. Any registration, transfer or assignment of the CVRs shall be without charge to the Holder (other than payment of a sum to the extent necessary to cover any stamp or other Tax or other governmental charge that is imposed in connection with any such registration, transfer or assignment). All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4. Payment Procedures.

(a) If any Milestone is achieved, then, in each case, on a date (a “Milestone Payment Date”) that is within 60 days following the last day of the Calendar Quarter in which such Milestone is achieved, Parent will deliver or will cause to be delivered to the Rights Agent (i) a notice (a “Milestone Notice”) indicating the achievement of such Milestone and that the Holders are entitled to receive the applicable Milestone Amount, (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash in the aggregate amount of the applicable Milestone Amount.

(b) The Rights Agent shall promptly, and in any event within 10 Business Days of receipt of a Milestone Notice (or within 10 Business Days of such later time when a Milestone is determined to have been achieved pursuant to Section 4.5 or 7.5) and any letter of instruction reasonably required by the Rights Agent, send each Holder a copy of such Milestone Notice at such Holder’s registered address. If any Milestone Amount is payable to the Holders, then at the time the Rights Agent sends a copy of such Milestone Notice to the Holders, the Rights Agent shall also pay to each Holder, subject to any applicable withholding Tax, the applicable Milestone Amount (the amount of which each Holder is entitled to receive shall be based on the applicable Milestone Amount multiplied by the number of CVRs held by such Holder as reflected in the CVR Register), in accordance with the corresponding letter of instruction (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the applicable Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instruction; provided, that with respect to any Milestone Amount that is payable to Equity Award Holders, instead of paying such amount to the Rights Agent, Parent shall, as soon as reasonably practicable following the Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date, and in all events no later than the date that is 90 days following the date on which the Milestone is achieved) pay, or shall cause the Company or an Affiliate thereof to pay, through Parent’s, the Company’s or such Affiliate’s payroll system, the applicable Milestone Payment Amount to each such Equity Award Holder.

(c) Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any payments delivered to a public official pursuant to any applicable abandoned property, escheat law or other similar law.

(d) If a Milestone is not achieved during a calendar year during which such Milestone can be achieved, then on or before the date that is 60 days after the end of such calendar year, Parent shall deliver to the Rights Agent a certificate certifying that such Milestone has not occurred, which in the case of the Net Sales Milestone shall be accompanied by a statement setting forth, in reasonable detail, a calculation of Net Sales for the applicable Calendar Quarters (each, a “Milestone Non-Achievement Certificate”). The Rights Agent shall promptly, and in any event within 10 Business Days of receipt of a Milestone Non-Achievement Certificate, send each Holder at its registered address a copy of such Milestone Non-Achievement Certificate.

(e) Notwithstanding anything to the contrary, in no event shall the aggregate payment in respect of a CVR exceed $1.00.

2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of being a Holder of a CVR, the right to receive dividends or the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of Parent or any constituent company to the Merger or any of their respective Subsidiaries or Affiliates or any other matter, or any other rights of any kind or nature whatsoever as a stockholder of Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates, either at law or in equity.

(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates. The rights of a Holder in respect of the CVRs are limited to those specifically expressed in this Agreement and the Merger Agreement.

2.6. Withholding. Each of Parent and the Rights Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as are required by any law to be deducted and withheld. With respect to any such Tax withholdings on payments to Equity Award Holders, any such withholding may be made, or caused to be made, by Parent through Parent’s, the Company’s or its applicable Affiliate’s payroll system. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than an Equity Award Holder), the Rights Agent shall use commercially reasonable efforts to solicit from such Holder an Internal Revenue Service Form W-9 or other applicable Tax form within a reasonable amount of time in order to provide the opportunity for the Holder to provide such Tax forms to avoid or reduce such withholding amounts. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Parent shall deliver (or shall cause the Rights Agent to deliver) to the Holder to whom such amounts would otherwise have been paid an Internal Revenue Service Form 1099 or an Internal Revenue Service Form W-2, as applicable, showing such withholding.

2.7. Holding of Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party; provided, that in the event the Funds are diminished below the level required for the Rights Agent to make cash payments as required under this Agreement, including any such diminishment as a result of investment losses, Parent shall immediately pay additional cash to the Rights Agent in an amount equal to the deficiency in the amount required to make such payments. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to Parent, any Holder or any other Person, unless there is a diminution of the Funds due to a deposit or investment made by the Rights Agent, in which case, the Rights Agent agrees that such interest, dividends or earnings shall accrue to the benefit of Parent to the extent of such diminution of the Funds.

2.8. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor, which a Holder may effect via delivery of a written notice of such abandonment to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Section 5 and Section 6.

3. THE RIGHTS AGENT

3.1. Certain Duties and Responsibilities. Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

3.2. Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent, assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgement, fine, penalty, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of counsel in defending Rights Agent against any loss, liability, damage, judgement, fine, penalty, claim, demands, suits or expense, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i) notwithstanding anything to the contrary, in the absence of fraud or willful or intentional misconduct on the part of the Rights Agent, (i) the Rights Agent shall not be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits) arising out of any act or failure to act hereunder, even if the Rights Agent has been advised of the likelihood of such loss or damage or has foreseen the possibility or likelihood of such damages and (ii) the aggregate liability of the Rights Agent arising in connection with this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid or payable hereunder by Parent to the Rights Agent as fees and charges;

(j) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement agreed upon in writing by the Rights Agent and Parent prior to the data hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes));

(k) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and

(l) no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from any Milestone Payment Amount in any circumstance except as provided in Section 2.6.

3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least 60 days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least 60 days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within 10 Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) Notwithstanding anything else in this Section 3.3, unless consented to in writing by not less than a majority of the Holders of outstanding CVRs, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of an international commercial bank.

3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

4. COVENANTS

4.1. List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent, in a form reasonably acceptable to the Right’s Agent, the names and addresses of the Holders within 10 days of the Effective Time.

4.2. Books and Records. Parent shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.3. Payment of Milestone Amounts. Parent shall deposit for payment to the Holders, the amount of any Milestone Amounts payable hereunder when payable in accordance with the terms of this Agreement with the Rights Agent (or, in the case of the Equity Award Holders, the Surviving Company) in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

4.4. Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5. Audit Rights. Until December 31, 2027, upon reasonable advance written notice from the Acting Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales hereunder; provided, that (x) such Acting Holders (and, if applicable, such accounting firm) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.5 and (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The fees charged by such accounting firm shall be borne by Parent. If the accounting firm concludes that any Milestone Amount should have been paid but was not paid when due, Parent shall pay in accordance with Section 2.4(b) to each Holder such Milestone Amount, plus interest from the final due date of such Milestone Amount to the date of actual payment in accordance with Section 7.9. Either Parent or the Rights Agent may seek dispute resolution in accordance with Section 7.5 with respect to the accounting firm’s decision within 60 days after receipt thereof in order to verify the basis thereof and, if warranted, potentially challenge such decision. Parent shall not enter into any transaction constituting a Change of Control unless such agreement contains provisions that would permit such accounting firm with such access to the records of the other party in such Change of Control if and to the extent reasonably necessary to allow for compliance with this Section 4.5. The audit rights set forth in this Section 4.5 may not be exercised by the Acting Holders more than once; provided, however, that if the Acting Holders desire to exercise the audit rights set forth in this Section 4.5 more than once, the Acting Holders, on behalf of the Holders, may exercise such rights one or more additional times (but not more frequently than once in any given twelve (12) month period) and shall be responsible for the costs, fees and expenses of such additional audits; provided, further, that if an additional audit determines that the Milestone Amount should have been paid, but was not, then Parent shall be responsible for the cost of such audit.

4.6. Commercially Reasonable Efforts. Commencing upon the Closing, Parent shall use Commercially Reasonable Efforts to achieve (x) the Net Sales Milestone until December 31, 2026 and (y) the FDA Approval Milestone until January 1, 2028, in each case, unless earlier achieved.

5. AMENDMENTS

5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent herein in connection with a Change of Control of Parent;

(ii) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

(iii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the Holders; or

(vi) as may be necessary or appropriate to ensure that the Company complies with applicable Law.

In addition to the foregoing, upon the request of Parent, the Rights Agent hereby agrees to enter into one or more amendments hereto to evidence the succession of another person as a successor Rights Agent in accordance with the terms of this Agreement and the assumption by any successor of the covenants and obligations of such Rights Agent herein, without modification of such covenants or obligations other than as permitted by this Section 5.1.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Parent pursuant to Section 2.8.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder), with the written consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3. Execution of Amendments. Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent and reasonably acceptable to Rights Agent stating that the execution of such amendment is authorized or permitted by this Agreement.

5.4. Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6. REMEDIES OF THE HOLDERS

6.1. Event of Default.

(a) “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Entity or otherwise): (i) default in the payment by Parent pursuant to the terms of this Agreement of all or any part of a Milestone Amount after a period of 10 Business Days after the Milestone Amount shall become due and payable and (ii) material default in the performance, or breach in any material respect, of any other covenant or warranty of Parent hereunder, and continuance of such default or breach for a period of 60 days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Parent and the Rights Agent by the Acting Holders.

(b) If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders by notice in writing to Parent and the Rights Agent, may, in their discretion, commence a suit to protect the rights of the Holders, including to obtain payment for any amounts then due and payable.

6.2. Suits by Holders. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Notwithstanding the foregoing, (a) the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to institute any action or proceeding for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder and (b) in the event of an insolvency proceeding of the Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of the Parent or by any creditor of the Parent.

6.3. Control by Acting Holders. The Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Rights Agent, or exercising any power conferred on the Rights Agent by this Agreement; provided that such direction shall not be otherwise than in accordance with applicable law and the provisions of this Agreement; provided, further that (subject to the provisions of Section 3.1) the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent (acting in good faith through its board of directors, the executive committee, or a committee of directors of the Rights Agent) shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction.

7. OTHER PROVISIONS OF GENERAL APPLICATION

7.1. Notices to the Rights Agent and Parent. Any notice or other communication required or permitted to be delivered to Parent or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission; provided, that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):

If to the Rights Agent, to it at:

[●]

[Address]

Attention: [●]

Email: [●]

If to Parent, to it at:

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Attn: Francois Garnier, EVP General Counsel and Chief Business Ethics Officer

E-mail:  [**]

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

1152 15th Street NW

Washington, DC 20005

Attn:      Tony Chan, Esq.

              Daniel Lopez, Esq.

E-mail:  [**]

              [**]

The Rights Agent or Parent may specify a different address, facsimile number or email address by giving notice in accordance with this Section 7.1.

7.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

7.3. Successors and Assigns. Parent may not assign this Agreement without the prior written consent of the Acting Holders. This Agreement shall not restrict Parent’s or any successor’s ability to merge or consolidate; provided, that in the event of a Change of Control, Parent or the Company, as applicable, shall cause the acquirer to assume Parent’s or the Company’s obligations, duties and covenants under this Agreement to the extent not already effected by operation of law. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

7.4. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent and its permitted successors and assigns, Parent, Parent’s permitted successors and assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers, each of whom is intended to be, and is, a third party beneficiary hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent and its permitted successors and assigns, Parent, Parent’s permitted successors and assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers. The rights hereunder of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may at any time agree to renounce, in whole or in part, whether or not for consideration, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

7.5. Governing Law; Jurisdiction. This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the he laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. In any action between any of the parties arising out of or relating to this Agreement or the CVRs, each of the parties irrevocably and unconditionally: (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the CVRs in any other court, (e) waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto and (f) waives the right to trial by jury. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

7.6. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.7. Termination. This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made following the earlier to occur of (a) the payment in full of the FDA Approval Milestone Amount and the Net Sales Milestone Amount, the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of each Milestone Amount as required to be paid under the terms of this Agreement, (b) June 30, 2028 (and no obligations with respect to any Milestone remain outstanding) prior to such date, and (c) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or Sections 3.2, 7.4, 7.5, 7.6, 7.8, 7.9, 7.10, 7.11 or this Section 7.7, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.8. Entire Agreement; Counterparts. As it relates to the Rights Agent, this Agreement constitutes the entire agreement of the parties hereto and supersedes all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties hereto, with respect to the subject matter hereof. As between Parent and the Company this Agreement and the Merger Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter hereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

7.9. Late Payments. If Parent fails to pay any amount due under this Agreement on the final due date therefore, then, without prejudice to any other remedies the Holders or any other party may have, that amount will bear interest from the final due date until payment of such amount is made at a rate equal to: (a) for the first thirty (30) days following the final due date until payment of such amount is made, the thirty (30) day U.S. dollar “prime rate” effective for the date that payment was due, as reported by Bloomberg, plus two percent (2%) and thereafter; and (b) for the period following such initial thirty (30) day period until payment of such amount is made, the thirty (30) day U.S. dollar “prime rate” effective for the date that payment was due, as reported by Bloomberg, plus four percent (4%), in each case (a) and (b) computed on the basis of a year of 360 days for the actual number of days payment is delinquent or if such rate exceeds the maximum amount permitted by applicable law, at such maximum rate.

7.10. No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that the other party, its Affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of its respective Affiliates, officers, directors or controlling Persons. The only obligations of the Parent and the Rights Agent to each other and their Affiliates and their respective officers, directors and controlling Persons arising out of this Agreement are the contractual obligations expressly set forth in this Agreement.

7.11. Confidentiality. The Rights Agent and the Parent agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court or Governmental Entity of competent jurisdiction or is otherwise required by law or regulation, including SEC or Nasdaq rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

IPSEN PHARMA SAS

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]